SHACK SIEGEL KATZ & FLAHERTY P.C.
COUNSELORS-AT-LAW

530 FIFTH AVENUE
NEW YORK, NEW YORK 10036

TELEPHONE: (212) 782-0700
FACSIMILE: (212) 730-1964

PAMELA E. FLAHERTY	DIRECT DIAL: (212) 782-0708
pflaherty@sskfny.com	DIRECT FAX: (646) 366-3724

April 14, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Mr. Rufus Decker
Accounting Branch Chief

Re:	Enodis plc - Form 20-F for the fiscal year ended October 2, 2004
File No. 1-15032

Ladies and Gentlemen:

This letter is in response to your comment letter dated March 16, 2005 (the “Staff’s Letter”) regarding the Staff’s review of the above referenced Form 20-F (the “20-F”) of Enodis plc (the “Company”). For ease of reference, we have included your headings and comments along with our responses.

Comment applicable to your overall filing

Comment 1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Some of our comments refer to U.S. GAAP literature. If your accounting under U.K. GAAP differs from your accounting under U.S. GAAP, please also show us the additional disclosure that will be included in your U.S. GAAP reconciliation footnote. These revisions should be included in your future filings beginning to the extent practical with your report of Form 6-K accounting results for the 26 weeks ending about April 2, 2005.

Response:	The Company’s responses and suggested additional disclosures for future filings are set out below.

SHACK SIEGEL KATZ & FLAHERTY P.C.

United States Securities and	2	April 14, 2005
Exchange Commission

Item 3.   Key Information

Selected Financial Data, Page 2

Comment 2.
Since each American Depository Share (ADS) represents four ordinary shares, also present per share information on an ADS equivalent. This information might also be included in Note 28, Supplementary Information for U.S. Investors.

Response:
At the end of fiscal 2004 the Company had over 401 million ordinary shares outstanding. The Company estimates that approximately 30% of its ordinary shares are beneficially owned by persons resident in the U.S. compared to approximately 0.25% (1 million ordinary shares) represented by ADS’s. The vast majority of U.S. resident beneficial owners own ordinary shares and not ADS’s. Therefore, the Company believes that the EPS figures provided are the most relevant to the U.S. investors, and providing equivalent ADS information in the Selected Financial Data and in Note 28 might be confusing. If the Staff disagrees with the Company’s view, however, the Company suggests that the changes only be made to the Selected Financial Data and not to Note 28 due to the relative significance of the ADS’s to our U.S. investors. Enclosed as Attachment 1 is a revised Selected Financial Data table showing ADS equivalent information. Attachment 2 shows a revised Note 28 that also includes ADS equivalent information.

Item 4.   Information on the Company

Comment 3.	You have disclosed under your product group discussion many brand names relating to the products you sell. Please expand your disclosure to discuss the importance of brand names to your business.

Response:	The Company proposes to expand its future disclosure by adding the following as a second paragraph under the heading “Food Service Equipment” on page 12 of the 20-F:

“We believe our wide range of branded products is one of our competitive strengths. We believe this makes us attractive to food service equipment dealers and distributors, who can offer end-customers a broad range of food service equipment simply by carrying our portfolio of branded products. Moreover, we believe that brand recognition is a factor in the decision-making process of our end-customers and that our portfolio of well known brands helps us to introduce and increase sales of our other branded products to these customers.”

SHACK SIEGEL KATZ & FLAHERTY P.C.

United States Securities and	3	April 14, 2005
Exchange Commission

Food Service Equipment

End Customers, Page 13

Comment 4.
You have disclosed that no single food service equipment customer accounted for over 10% of your total turnover in Fiscal 2004. Please expand your disclosure to include whether there is a concentration of turnover in a small group of customers.

Response:
The Company advises that it does not have a concentration of turnover to a small group of food service equipment customers or end users. The Company suggests that in future filings, it clarify its disclosures by making the following changes:

(a)	The first sentence of the paragraph under the heading “End Customers” on page 13 will be revised to read:

“The end customer base for our food service equipment business is broad and diverse and comprises global quick service restaurant chains and full service restaurants, as well as contract caterers, hotel chains, multinational supermarkets, leisure companies, beverage manufacturers, institutional customers such as hospitals, schools and large industrial companies”.

(b)	The last sentence of the paragraph under the heading “End Customers” on page 13 will be revised to read:

“We have no concentrations of turnover to a small group of end customers, and no single food service equipment customer accounted for over 10% of our total turnover in Fiscal 2004.”

Environmental Matters, Page 22

Comment 5.
You have disclosed that some of your subsidiaries have been named as potential responsible parties with respect to certain sites. Please expand your disclosure to identify the sites and to include a discussion of each site so as to permit an assessment of your potential exposure. If material, please expand your disclosure to include the total amount of expenses related to environmental matters recorded in each of the periods presented. In addition, if applicable, please include the balance of any accrued amounts at each of the balance sheet dates. Please indicate in your response the line items in your financial statements for which these amounts were recorded.

SHACK SIEGEL KATZ & FLAHERTY P.C.

United States Securities and	4	April 14, 2005
Exchange Commission

Response:	The Company advises that it has been named as a potentially responsible party with regard to only two sites namely:

(i)
the Seaboard Chemical site in Highpoint/Jamestown, North Carolina (Scotsman has been named as a potentially responsible party in connection with this site as a result of having disposed of five drums of waste at the site). At the end of fiscal 2004 the Company had not recognized a liability in respect of this claim.

(ii)
the Arivec Chemicals site in Douglasville, Georgia (Kysor//Warren has been named as a potentially responsible party in connection with this site.) In respect of this claim, the Company had recognized a liability of £0.2 million at the end fiscal 2004, which was previously charged to operating profit/(loss).

In neither case does the Company believe that it has a material exposure. Additionally, the Company advises that total expenses related to environmental matters in each of the periods presented (and accrued at each of the periods ended) are not material. Considering this, the Company proposes to revise the subject paragraph in future filings to read as follows:

“From time to time, our subsidiaries may be named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (also known as CERCLA or the Superfund law) and similar U.S. state statutes in connection with the clean up of hazardous waste sites. Under these laws, liability for the entire cost of the cleanup of contaminated sites can be imposed upon any current or former site owners or operators, or upon any party who sent waste to the site, regardless of the lawfulness of the original activities that led to the contamination. Scotsman has been named as a “potentially responsible party” in connection with the Seaboard Chemical site in Highpoint/Jamestown, North Carolina as a result of having disposed of five drums of waste at the site. We do not believe that we have a material exposure in connection with this site. In addition, Kysor//Warren has been named as a “potentially responsible party” in connection with the Arivec Chemicals site in Douglasville, Georgia. Based upon calculations by the potentially responsible parties of relative shares of waste disposed at Arivec, we do not believe that we have a material exposure at that site.”

SHACK SIEGEL KATZ & FLAHERTY P.C.

United States Securities and	5	April 14, 2005
Exchange Commission

Item 5.   Operating and Financial Review and Prospects

Liquidity and Capital Resources, Page 33

Comment 6.
You have stated in your risk factors on page 8 that some jurisdictions may restrict the repatriation of your non-U.K. earnings. Please expand your disclosure to include any legal restrictions you currently have regarding the ability or the ability your subsidiaries to pay dividends to affiliated companies. The present disclosure is too generalized to be useful. Any relevant disclosures contemplated by Rule [4-08(e)] of Regulation S-X should be made.

Response:
The Company advises that only the retained earnings at its Chinese operations require approval from local regulatory agencies before dividends can be paid. The Company does not have significant retained earnings (£1 million at the end of fiscal 2004) in China, so the risk at the present time is not material. In the preparation of future filings, if the position is still not material, the Company proposes to remove restricted earnings from its risk factor discussion.

With reference to identifying the Company’s current restriction under “Liquidity and Capital Resources”, the Company intends to add the following disclosure to the second to last paragraph on page 34 in its future filings:

“We also have restrictions in respect of repatriating retained earnings from our operations in China, where approvals from local regulatory agencies are required. The amount of retained earnings subject to such approvals at the end of Fiscal 2004 was not material.”

The Company advises that it will monitor the amount of restricted earnings in the future and, if material, include the required disclosures under Rule 4-08(e) of Regulation S-X.

Comment 7.
You have disclosed on page 14, some of your most important new products. Please expand your disclosure to include information relating to the status of new products, your outlook on how these new products have impacted or will likely impact your revenue, margins, liquidity, capital commitments, and future growth.

SHACK SIEGEL KATZ & FLAHERTY P.C.

United States Securities and	6	April 14, 2005
Exchange Commission

Response:
The Company only identifies in its disclosures new products that are ready for sale. In fact, with the exception of one product, the Company had sales of all of these new products during fiscal 2004. We refer the Staff to the entire discussion in the section under the heading “Product Development and Customized Solutions” (pages 13 and 14) as well as the Risk Factors on pages 6 and 7 of the 20-F entitled “Any loss of our large customers or any reductions in purchasing patterns of our large customers could adversely affect our operating results”; and “If we fail to successfully innovate and develop new products then our turnover, profitability and cash flows will be limited.” Additionally, the Company proposes to add the following additional disclosure in its future filings on page 14:

“New product development is part of the ordinary course of our business. Except when a new product is chosen by a large quick service restaurant chain for a full roll out, the effect of the release of new products does not individually have a material effect on our turnover or results of operations. Rather, new products help the Company to refresh its product lines and remain competitive.”

If and to the extent that any particular new product were to be material then the Company would make appropriate disclosures at that time.

Comment 8.
Please expand your disclosure in future filings to discuss any recent price increases or decreases and the related impact these price changes have had or will likely have on your results of operations, revenue and margins.

Response:	The Company will make such disclosures in future filings.

Contractual Payment Obligations, Page 36

Comment 9.
Please revise your table of contractual payment obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Response:
Due to uncertainty regarding future draw downs and repayments under the Company’s revolving credit facility and floating interest rates relating to these borrowings, the Company does not believe it is able to predict total future debt service costs for the purpose of the table on page 36. However, the debt service costs on the Company’s £100 million 10⅜% senior subordinated notes are known and therefore the Company proposes to add the following additional line to the table in future filings:

SHACK SIEGEL KATZ & FLAHERTY P.C.

United States Securities and	7	April 14, 2005
Exchange Commission

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Interest on senior subordinated notes	£83.1	£10.4	£20.8	£20.8	£31.1

The Company also proposes to replace the second paragraph below the table on page 37 with the following:

“The above table includes the cost of servicing our senior subordinated notes, for which we have an obligation to make debt service payments on April 15 and October 15 each year of £5.2 million up to and including April 15, 2012. The projections shown in the above table assume that our senior subordinated notes will be redeemed on their maturity in 2012. In addition to this, we have obligations under various other debt agreements to make interest payments which are not included in the table. These interest amounts will be subject to our level of borrowings and the interest rates in future periods, and therefore the amounts of these payments are not determinable. On October 2, 2004, we also had standby letters of credit totaling £42.6 million outstanding for which we pay a fee. Assuming that our borrowings and standby letters of credit were to remain at the same level that existed at October 2, 2004, and assuming that LIBOR remains constant over Fiscal 2005, our Fiscal 2005 interest and fee costs for these obligations would be approximately £2 million.

Item 8. Financial Information

Dividend Policy, Page 53

Comment 10.
You have disclosed that you did not pay a cash dividend in either 2004 or 2003, but plan to reinstate the dividend in 2006, subject to among other matters, obtaining necessary consents. In future filings please ensure you disclose your progress in removing the restrictions and overcoming the other obstacles associated with the reinstatement of the dividends for 2006.

SHACK SIEGEL KATZ & FLAHERTY P.C.

United States Securities and	8	April 14, 2005
Exchange Commission

Response:	The Company will make such disclosures in future filings.

Financial Statements

2.                    Accounting policies, Page F-8

Comment 11.
Please expand your disclosures to include a disclosure that describes your accounting policy relating to the treatment of shipping and handling costs, including both costs incurred by you and those charged to your customers. Please include in your response the line items that these costs have been recorded in. Refer to EITF 00-10.

Response:
The Company advises that all shipping and handling costs billed to third parties are included within the Turnover line item presented on the face of the profit and loss account. All shipping and handling costs incurred by the Company are included within Operating profit/(loss), as disclosed on the face of the profit and loss account.

The Company intends to enhance its accounting policy disclosures by adding the following disclosure at the end of the first paragraph relating to Turnover, as shown on F-11:

“Turnover also includes shipping and handling costs billed to third parties.”

Comment 12.	Please expand your disclosures to include how you account for the following expenses:

•  intellectual property licensed from third parties,
•  inbound freight charges,
•  purchasing and receiving costs,
•  inspection costs,
•  warehousing costs,
•  internal transfer costs, and
•  other costs relating to your distribution network.

Please include in your disclosure which line items these costs are included in your financial statements.

SHACK SIEGEL KATZ & FLAHERTY P.C.

United States Securities and	9	April 14, 2005
Exchange Commission

Response:	The Company advises that it includes all inbound freight and related handling costs within operating profit/(loss). Additionally, licensing costs are also included within operating profit/(loss).

The Company proposes to add the following accounting policy disclosures in its future filings:

“Shipping, handling, inspection and distribution costs. All shipping, handling, inspection and distribution costs incurred are included in operating profit/(loss).

Licensing costs. Costs incurred in connection with licensing intellectual property from third parties are included in operating profit/(loss).”

Comment 13.
You have disclosed on page F-17 that your property segment assets increased £4.0 million. In addition, property sales for fiscal 2004 were £11.4 million. Please expand your disclosure to explain the reason for this increase. In addition, your accounting policy disclosure indicates that your land is stated at cost, unless an impairment has occurred. You have also disclosed on page 18 that you invest resources in resolving environmental compliance issues relating to the land prior to selling it. Please expand your disclosures to include how these costs are recorded in your financial statements.

Response:
The Company’s property operations manage its property interests which consist primarily of surplus vacant land that the Company has been preparing for sale and selling off in parcels (the “Vacant Land”) and leased facilities which have been vacated by businesses that the Company has previously disposed of, or where operations have been relocated and the Company has maintained a lease obligation (the “Leased Facilities”).

In connection with the Vacant Land, the costs that the Company has incurred in regards to preparing the land for sale include:

•	Obtaining planning consents and master site planning;
•	Costs associated with cleaning the land to a state that has been contractually agreed with the prospective purchasers;
•	Infrastructure costs relating to the site, e.g. roads, electricity and water supplies; and
•	Other directly attributable professional fees.

SHACK SIEGEL KATZ & FLAHERTY P.C.

United States Securities and	10	April 14, 2005
Exchange Commission

These costs are recorded in the Company’s balance sheet under Stocks - property inventory. When the land is sold, the related inventory costs are recorded in cost of sales in the property segment.

Clearing the land to ensure suitability for house building includes taking some soil off site. Removed soil includes, among other things, bricks, piping and other materials which could be left in situ were it not for the requirement to build and, to a small extent, removing some contaminated material as agreed with the purchaser.

Any increases in the “cost” of the Company’s property inventory are therefore attributable to the costs incurred by reason of the foregoing. In addition, the Company may, from time to time, have outstanding receivables associated with the Vacant Land and the Leased Facilities. These receivables relate to previous Vacant Land sales and related stamp duty and sub-lease receivables on the Leased Facilities. In fiscal 2004, the Company included such receivables in the “Property” line item while in fiscal 2003 such receivables were included in the Company’s Corporate assets. Previously the Company’s corporate and property assets had been combined as one line item.

The increase in the Company’s Property Segment net assets from fiscal 2003 to fiscal 2004 is as follows:

2004
(in millions)
Property Assets disclosed for fiscal 2003	£8.7
Add: Net increase in Property Inventory	1.4
Add: fiscal 2004 period end accounts receivable (*)	2.6
Property Assets disclosed for fiscal 2004:	12.7
(*) previously receivables were included within the Corporate line item.

The Company proposes to clarify its discussion of its accounting treatment for property inventory in future filings by making the following disclosure on page 18:

“Prior to selling any parcel of land, we invest resources in resolving any environmental matters and development planning matters relating to the land. As these costs are incurred, assuming that the costs incurred, when added to the current net book value, do not exceed the realizable value of the land, they are recorded in the balance sheet as property inventory. When land is sold, the attributable costs are recorded as cost of sales in the property segment.”

SHACK SIEGEL KATZ & FLAHERTY P.C.

United States Securities and	11	April 14, 2005
Exchange Commission

For the Company’s fiscal 2005 disclosures, all property related assets will be shown as being within the property segment.

10.	Tax on profit/(loss) on ordinary activities, page F-23

Comment 14.
You have disclosed that the expiration of your U.S. losses will commence in fiscal 2007 and will continue to expire through 2010 if unused. Please expand your disclosure to include the amounts that you anticipate will expire over each of the next five years and any remaining amounts thereafter in total. In addition to the above, please expand your disclosure to include the approximate tax effect of each type of temporary difference and carryforward that comprises a significant portion of the deferred tax liabilities and deferred tax assets. Refer to paragraphs 43 and 48 of SFAS 109.

Response:	In future filings, the Company proposes to replace the disclosure referred to which appears under the first table at the top of page F-26 with the following:

“Our losses in the U.K. and other territories outside the U.S. totaling £79.0 million do not expire. Our U.S. losses expire during the following periods:

(in millions)

September 2006	£35.3
September 2007	56.5
September 2008	2.5
September 2009	7.9
September 2010	17.0
£119.2”

With respect to the U.S. GAAP requirements to show the tax effect of each type of temporary difference and carryforward, the Company proposes to disclose the following table with the U.S. GAAP tax disclosures included within Note 28 “Supplementary Information for U.S. Investors” around page F-52:

SHACK SIEGEL KATZ & FLAHERTY P.C.

United States Securities and	12	April 14, 2005
Exchange Commission

“28. Supplementary Information for U.S. Investors (continued)

“Analysis of U.S. GAAP deferred tax assets

	2004	2003
	(in millions)
Deferred tax assets:
Tax operating losses	£65.4	£84.5
U.K. ACT tax credits	12.6	12.6
Warranties	9.8	10.1
Capital loss carry forwards	8.8	10.7
U.S. AMT tax credits	4.8	4.6
Pensions and other deferred employee benefits	4.4	18.3
Accrued compensation	3.0	2.4
Other deferred tax assets	21.4	13.0
Total deferred tax assets	130.2	156.2
Less valuation allowance	(75.1)	(82.9)
	55.1	73.3
Deferred tax liabilities:
Tangible fixed assets	(5.3)	(5.9)
Other deferred tax liabilities	(14.4)	(11.2)
	(19.7)	(17.1)
Net deferred tax assets recognized:	£35.4	£56.2

Comment 15.
You disclosed on page 7 that you have begun implementing Enterprise Resource Planning systems at various locations. If material, please expand your disclosures for each of the periods presented to include the following:

•	the total amount of internal costs capitalized and the line item in your financial statements where this was recorded,
•	the total amount of internal costs recorded as expense and the line item in your financial statements where this was recorded,
•	the amortization expense recorded and the line item in your financial statements where this was recorded, and
•	your accounting policy regarding the types of costs capitalized and the amortization method and period.

SHACK SIEGEL KATZ & FLAHERTY P.C.

United States Securities and	13	April 14, 2005
Exchange Commission

Refer paragraph 41 of SOP 98-1.

Response:
The Company advises that the amount of internal costs capitalized in respect of ERP systems over the last three years was approximately £2 million in total. Additionally, in respect of ERP depreciation charges recognized, only £0.2 million of depreciation expense has arisen for ERP projects through to the end of fiscal 2004. This amount was so small because the Company’s ERP systems only became operable towards the end of fiscal 2004.

As the above amounts are not considered to be material, no additional disclosures were necessary. The Company advises that it will monitor the areas noted in the Staff’s comment, and if material internal costs or depreciation costs arise in the future then additional disclosures will be made.

Comment 16.
You disclosed on page 24 and in Note 21 that in Fiscal 2003 and you entered into a restructuring program totaling £6.1 million. We acknowledge the analysis of movement in the provisions you have disclosed in Note 21. However, your disclosure does not include the disclosures required by paragraph 20 of SFAS 146. Your filing on Form 6-K for the period ended January 1, 2005 disclosed your announcement in November 2004 regarding a new restructuring program totaling £6.5 million. In future filings, please include this information for new restructuring programs entered into.

Response:	The Company will make the applicable disclosures in future filings.

Consolidated Statements of Cash Flows, Page F-54

Comment 17.	Please expand your disclosure to show reconciliations for the gross effects for the following that are presented net in your statements of cash flows:

•	Acquisition/disposal of subsidiary undertakings and
•	Net decrease in borrowings.

Refer to paragraph 11 of SFAS 95. Please also refer to Item 17(c)(iii) and 18 of Form 20-F.

Response:	The Company proposes to expand the Summary consolidated cash flow information on page F-54 in its future filings as follows:

SHACK SIEGEL KATZ & FLAHERTY P.C.

United States Securities and	14	April 14, 2005
Exchange Commission

“Summary consolidated cash flow information as presented in accordance with U.S. GAAP:

	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)
	(in millions)
Cash was provided by/(used in):
Operating activities	£52.4	£47.5	£46.0

Investing activities:
Payments to acquire tangible fixed assets	(14.0)	(10.0)	(9.9)
Receipts from sale of tangible fixed assets	0.6	0.6	0.9
Acquisition of subsidiary undertakings	(0.8)	—	—
Disposal of subsidiary undertakings	—	—	88.6
Investing activities	(14.2)	(9.4)	79.6

Financing activities:
Issue of shares	0.4	—	70.3
Additional borrowings	29.8	—	160.8
Repayment of borrowings	(92.8)	(32.3)	(403.3)
Capital element of finance lease repayments	—	(0.2)	(0.5)
Issue of 10⅜% senior subordinated bonds	—	—	100.0
Financing fees paid	(0.5)	—	(18.9)
Financing activities	(63.1)	(32.5)	(91.6)

Discontinued operations	—	(1.3)	—
Currency realignment	(0.4)	0.7	(0.7)
Net increase/(decrease) in cash	(25.3)	5.0	33.3
Cash and cash equivalents at the beginning of the period	77.7	72.7	39.4
Cash and cash equivalents at the end of the period	£52.4	£77.7	£72.7”

***

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SHACK SIEGEL KATZ & FLAHERTY P.C.

United States Securities and	15	April 14, 2005
Exchange Commission

The Company further acknowledges that it has been advised that the Division of Enforcement has access to all information provided by the Company to the Staff of the Division of Corporation Finance in connection with the Staff’s review of the filing or in response to the Staff’s comments on the filing.

We are available to discuss any of the Company’s responses and await any further comments the Staff may have concerning these responses.

Very truly yours,

/s/ Pamela E. Flaherty
Pamela E. Flaherty
PEF/mmc

EXAMPLE WITH ADS EQUIVALENT DISCLOSURES (if required)	Attachment 1

	Fiscal year ended
	(53 weeks)		(52 weeks)						(53 weeks)
	Oct 2, 2004		Sept. 27, 2003	Sept. 28, 2002		Sept. 29, 2001		Sept. 30, 2000	Oct 2, 2004 (1)
U.K. GAAP			(amounts in millions, except per share data)
Profit and loss account data:
Turnover:
Global Food Service Equipment	£541.2		£552.9	£619.1		£689.7		£669.9	$972.9
Food Retail Equipment	103.5		110.8	158.0		208.4		224.7	186.0
Property	11.4		15.7	16.1		16.6		19.9	20.5
Continuing operations	656.1		679.4	793.2		914.7		914.5	1,179.4
Discontinued operations (2)	—		—	—		177.3		275.7	—
Total turnover	656.1		679.4	793.2		1,092.0		1,190.2	1,179.4
Operating Profit:
Operating profit/(loss) before exceptional items:
Global Food Service Equipment	58.0		60.9	70.5		80.3		88.9	104.3
Food Retail Equipment	7.1		4.0	(3.3)		10.4		22.6	12.8
Property	2.7		5.4	8.0		9.0		8.4	4.8
Corporate costs (11)	(10.5)		(9.5)	(7.6)		(8.9)		(7.3)	(18.9)
Goodwill amortization	(12.2)		(13.8)	(19.0)		(23.0)		(21.4)	(21.9)
Operating profit/(loss) before exceptional items (11)	45.1		47.0	48.6		67.8		91.2	81.1
Operating exceptional items (4) (11)	(3.2)		(12.5)	(58.3)		(166.4)		—	(5.8)
Continuing operations (11)	41.9		34.5	(9.7)		(98.6)		91.2	75.3
Discontinued operations (2)	—		—	—		9.1		27.1	—
Operating profit/(loss) (11)	£41.9		£34.5	(£9.7)		(£89.5)		£118.3	$75.3
Profit/(loss) on disposal of businesses and other assets (3)	£2.2		£3.3	(£38.1)		£23.5		£3.0	$4.0
Net interest payable and similar charges before exceptional items (5)	(16.1)		(21.9)	(29.3)		(36.1)		(37.5)	(33.8)
Net interest payable and similar charges - exceptional items (5)	(2.7	)(5)	—	(8.4	)(5)	(5.8	)(5)	—	(33.8)
Profit/(loss) (6) (11)	43.9		9.4	(86.7)		(119.6)		79.5	78.9
Basic earnings/(loss) per share(11)	11.0p		2.4p	(24.7)p		(38.9)p		27.5p	$0.20
Diluted earnings/(loss) per share(11)	10.9p		2.4p	(24.7)p		(38.9)p		25.7p	$0.20
Dividends declared per share	—		—	—		2.0p		13.8p	—
Equivalent basic earnings/(loss) per ADS(13)	44.0p		9.6p	(98.8)p		(155.6)p		110.0p	$0.80
Equivalent Diluted earnings/(loss) per ADS(13)	43.6p		9.6p	(98.8)p		(155.6)p		102.8p	$0.80
Equivalent Dividends declared per ADS(13)	—		—	—		8.0p		55.2p	—
Balance sheet data:
Total assets (11)	£558.1		£589.4	£631.4		£799.1		£1,023.7	$1,003.2
Net assets (11)	196.9		160.7	155.8		113.6		244.2	354.0
Cash at bank and in hand	52.4		77.7	72.7		39.4		28.5	94.2
Net current assets	103.7		71.1	85.9		145.1		67.1	186.5
Net debt (8)	91.3		139.7	186.1		365.9		434.2	164.1
Called up share capital	200.5		200.2	200.2		125.1		125.0	360.4
Number of ordinary shares outstanding	401.1		400.5	400.5		250.3		250.1	721.0
Other financial information:
Depreciation	£11.5		£12.4	£15.7		£22.7		£23.8	$20.7
Capital expenditures (9)	14.0		10.0	9.9		19.3		20.6	25.2

A1-1

	Fiscal year ended
	(53 weeks)	(52 weeks)				(53 weeks)
	Oct. 2, 2004	Sept. 27, 2003	Sept. 28, 2002	Sept. 29, 2001	Sept. 30, 2000	Oct. 2, 2004(1)
U.S. GAAP		(amounts in millions, except per share data)
Profit and loss account data:
Profit/(loss) from continuing operations	£23.3	(£11.7)	(£103.0)	(£150.7)	£9.1	$41.9
Profit/(loss) from discontinued operations(2)	—	—	—	7.1	16.2
Gain on sale of discontinued operations (2) (3)	2.2	2.5	—	29.9	—	3.9
Cumulative effect of change in accounting principle (SFAS 142) (10)	—	(84.9)	—	—	—	—
Profit/(loss) for the period	25.5	(94.1)	(103.0)	(113.7)	25.3	45.8
Earnings per share:
Basic earnings per ordinary share arising from:
Profit/(loss) from continuing operations per share	5.8p	(2.9)p	(29.3)p	(49.0)p	3.2p	$0.10
Profit/(loss) from discontinued operations (2) per share	—	—	—	2.3p	5.6p
Gain on sale of discontinued operations (2) per share	0.6p	0.6p	—	9.7p	—	0.01
Cumulative effect of change in accounting principle (SFAS 142) (10) per share	—	(21.3)p	—	—	—	—

Profit/(loss) for the period per share	6.4p	(23.6)p	(29.3)p	(37.0)p	8.8p	$0.11
Equivalent basic profit/(loss) for the period per ADS(13)	25.6p	(94.4)p	(117.2)p	(148.0)p	35.2p	$0.44
Diluted earnings per ordinary share arising from:
Profit/(loss) from continuing operations per share	5.8p	(2.9)p	(29.3)p	(49.0)p	2.9p	$0.10
Profit/(loss) from discontinued operations (2) per share	—	—	—	2.3p	5.3p	—
Gain on sale of discontinued operations (2) per share	0.5p	0.6p	—	9.7p	—	0.01
Cumulative effect of change in accounting principle (SFAS 142) (10) per share	—	(21.3)p	—	—	—	—

Profit/(loss) for the period per share	6.3p	(23.6)p	(29.3)p	(37.0)p	8.2p	$0.11
Equivalent diluted profit/(loss) for the period per ADS(13)	25.2	(94.4)p	(117.2)p	(148.0)p	32.8p	$0.44
Balance sheet data:
Total assets	£638.0	£707.5	£862.7	£1,151.5	£1,314.2	$1,146.9
Net assets	304.0	261.8	368.2	443.0	586.8	546.4
Net current assets (7)	90.8	73.4	83.5	150.5	165.0	163.2
Other financial information:
Depreciation	£11.4	£12.4	£15.7	£18.9	£17.5	$20.7
Goodwill amortization	—	—	32.5	39.0	37.7	—
(13)
Equivalent basic earnings/(loss) per ADS and equivalent diluted earnings per ADS is calculated by multiplying the respective earnings/(loss) per ordinary share amount disclosed by four, as four ordinary shares equate to one ADS.

A1-2

EXAMPLE WITH ADS EQUIVALENT DISCLOSURES (if required)	Attachment 2
Supplementary Information for U.S. Investors (continued)

Basic earnings per share in accordance with U.S. GAAP	Note	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)	2004 (Note 2) (53 weeks)
Basic earnings/(loss) per ordinary share in accordance with U.S. GAAP:	(f)
Continuing operations		5.8p	(2.9)p	(29.3)p	$0.10
Gain on sale of discontinued operations		0.6p	0.6p	—	0.01
Cumulative effect of change in accounting principle		—	(21.3)p	—	—
Basic earnings/(loss) per ordinary share in accordance with U.S. GAAP:		6.4p	(23.6)p	(29.3)p	$0.11
Equivalent basic earnings/(loss) per ADS in accordance with U.S. GAAP(*):		25.6p	(94.4)p	(117.2)p	$0.44

Diluted earnings per share in accordance with U.S. GAAP	Note	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)	2004 (Note 2) (53 weeks)
Diluted earnings/(loss) per ordinary share in accordance with U.S. GAAP:	(f)
Continuing operations		5.8p	(2.9)p	(29.3)p	$0.10
Gain on sale of discontinued operations		0.5p	0.6p	—	0.01
Cumulative effect of change in accounting principle		—	(21.3)p	—	—
Diluted earnings/(loss) per ordinary share in accordance with U.S. GAAP:		6.3p	(23.6)p	(29.3)p	$0.11
Equivalent diluted earnings/(loss) per ADS in accordance with U.S. GAAP(*):		25.2p	(94.4)p	(117.2)p	$0.44

Equity shareholders’ funds	Note		2004	2003 (restated Note 2)	2004 (Note 2)
	(in millions)
Equity shareholders’ funds in accordance with U.K. GAAP			£196.7	£ 160.6	$353.6
Items increasing/(decreasing) equity shareholders’ funds:	(**	)
Goodwill	(a	)	85.4	79.2	153.5
Pension costs	(b	)	31.4	(9.2)	56.5
Deferred taxation	(c	)	(11.8)	32.4	(21.2)
Other	(e	)	2.3	(1.2)	4.0
Equity shareholders’ funds in accordance with U.S. GAAP			£304.0	£261.8	$546.4

Accumulated Comprehensive Income is comprised of the following: (**)	Note		2004	2003	2004 (Note 2)
	(in millions)
Minimum pension liability	(**	)	£(8.5)	£(50.7)	$(15.3)
Financial instruments			2.2	(0.4)	4.0
Deferred taxation			2.8	19.2	5.0
Foreign currency translation adjustment			(31.9)	(17.2)	(57.3)
Accumulated other comprehensive income			£(35.4)	£(49.1)	$63.6

(*)
Equivalent basic earnings/(loss) per ADS and equivalent diluted earnings per ADS is calculated by multiplying the respective earnings/(loss) per ordinary share amount disclosed by four, as four ordinary shares equate to one ADS.

(**)	All adjustments exclude the effect of taxes, with all tax related adjustments included within the deferred taxation

A1-3